Exhibit 99.3

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Versailles Financial Corporation

Versailles, Ohio

As Of:

August 19, 2009

Prepared By:

Keller & Company, Inc.

555 Metro Place North

Suite 524

Dublin, Ohio 43017

(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Versailles Financial Corporation

Versailles, Ohio

As Of:

August 19, 2009

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426     (614) 766-1459 FAX

September 11, 2009

Board of Directors

Versailles Savings and Loan Company

27 East Main Street

Versailles, Ohio 45380-1517

To the Board:

We hereby submit our independent appraisal of the pro forma market value of the to-be-issued stock of Versailles Financial Corporation (the “Corporation”), which is the holding company of Versailles Savings and Loan Company, Versailles, Ohio (“Versailles” or the “Company”). Such stock is to be issued in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the stock of the Company. This appraisal, as of August 19, 2009, was prepared and provided to the Company in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Versailles and the material provided by the independent auditors, Crowe Horwath, LLP, Columbus, Ohio, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Company’s assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Versailles, with the law firm of Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., the Company’s conversion counsel, and with Crowe Horwath, LLP, the Company’s outside auditor. Further, we viewed the Company’s local economy and primary market area and also reviewed the Company’s most recent business plan as part of our review process.

Board of Directors

Versailles Savings and Loan Company

September 11, 2009

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation’s stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in Versailles’ operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation’s appraised value in an appraisal update.

It is our opinion that as of August 19, 2009, the pro forma market value or appraised value of the Corporation was $5,000,000 at the midpoint. The pro forma valuation range of the Corporation is from a minimum of $4,250,000 to a maximum of $5,750,000, with a maximum, as adjusted, of $6,612,500, representing 425,000 shares, 575,000 shares and 661,250 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Versailles Financial Corporation as of August 19, 2009, was $5,000,000 at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

NUMERICAL EXHIBITS		PAGE
1	Balance Sheet - At June 30, 2009	68
2	Balance Sheets - At June 30, 2005, 2006, 2007 and 2008	69
3	Statement of Income for the Year Ended June 30, 2009	70
4	Statements of Income - For the Years Ended June 30, 2005, 2006, 2007 and 2008	71
5	Selected Financial Information	72
6	Income and Expense Trends	73
7	Normalized or Core Earnings Trend	74
8	Performance Indicators	75
9	Volume/Rate Analysis	76
10	Yield and Cost Trends	77
11	Net Portfolio Value	78
12	Loan Portfolio Composition	79
13	Loan Maturity Schedule	80
14	Loan Originations	81
15	Delinquent Loans	82
16	Nonperforming Assets	83
17	Classified Assets	84
18	Allowance for Loan Losses	85
19	Investment Portfolio Composition	86
20	Mix of Deposits	87
21	Time Deposits of $100,000 or More	88
22	Certificates of Deposit by Rate and Maturity	89
23	Borrowed Funds Activity	90
24	Office of Versailles Savings and Loan Company	91
25	Management of the Bank	92
26	Key Demographic Data and Trends	93
27	Key Housing Data	94
28	Major Sources of Employment	95
29	Unemployment Rates	96
30	Market Share of Deposits	97
31	National Interest Rates by Quarter	98
32	Thrift Stock Prices and Pricing Rates	99
33	Key Financial Data and Ratios	106
34	Recently Converted Thrift Institutions	113

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS		PAGE
35	Acquisitions and Pending Acquisitions	114
36	Thrift Stock Prices and Pricing Ratios - Mutual Holding Companies	115
37	Key Financial Data and Ratios - Mutual Holding Companies	119
38	Balance Sheets Parameters - Comparable Group Selection	123
39	Operating Performance and Asset Quality Parameters - Comparable Group Selection	125
40	Balance Sheet Totals - Final Comparable Group	127
41	Operating Performance and Asset Quality Ratios Final Comparable Group	128
42	Comparable Group Characteristics and Balance Sheet Totals	129
43	Balance Sheet - Asset Composition - Most Recent Quarter	130
44	Balance Sheet - Liability and Equity - Most Recent Quarter	131
45	Income and Expense Comparison Trailing Four Quarters	132
46	Income and Expense Comparison as a Percent of Average Assets - Trailing Four Quarters	133
47	Yields, Costs and Earnings Ratios - Trailing Four Quarters	134
48	Dividends, Reserves and Supplemental Data	135
49	Valuation Analysis and Conclusions	136
50	Comparable Group Market, Pricing and Financial Ratios	137
51	Projected Effects of Conversion Proceeds - Minimum	138
52	Projected Effects of Conversion Proceeds - Midpoint	139
53	Projected Effects of Conversion Proceeds - Maximum	140
54	Projected Effects of Conversion Proceeds - Maximum, as Adjusted	141
55	Summary of Valuation Premium or Discount	142

ALPHABETICAL EXHIBITS

A	Background and Qualifications	143
B	RB 20 Certification	147
C	Affidavit of Independence	148

INTRODUCTION

Keller & Company, Inc. is an independent financial institution appraisal firm and has prepared this Conversion Valuation Appraisal Report (“Report”), which provides the pro forma market value of the to-be-issued common stock of Versailles Financial Corporation (the “Corporation”), which will be formed as part of the conversion to own all of the to-be-issued shares of common stock of Versailles Savings and Loan Company (“Versailles Savings” or the “Company”), Versailles, Ohio. The shares of common stock are to be issued in connection with the Company’s Application for Approval of Conversion from a state chartered mutual savings and loan company to a state chartered stock savings and loan company.

The Application is being filed with the Office of Thrift Supervision (“OTS”) of the Department of the Treasury, the Securities and Exchange Commission (“SEC”) and the Ohio Division of Financial Institutions (“Division”). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Company’s management and the Company’s conversion counsel, Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization,” in accordance with the OTS application requirements of Regulation §563b and the OTS’ Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm’s-length transaction. The appraisal assumes the Company and the Corporation are going concerns and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

Introduction (cont.)

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended June 30, 2009, and discussed them with Versailles Savings’ management and with Versailles Savings’ independent auditors, Crowe Horwath, LLC, Columbus, Ohio. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation’s preliminary Form S-1 and the Company’s preliminary Form AC and discussed them with management and with the Company’s conversion counsel.

We have visited Versailles Savings’ home office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Company’s primary market area relative to Ohio and the United States. We have also examined the competitive market within which Versailles Savings operates, giving consideration to the area’s numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Versailles Savings to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I.	DESCRIPTION OF VERSAILLES SAVINGS AND LOAN COMPANY

GENERAL

Versailles Savings, Versailles, Ohio, was organized in 1887 as a state chartered mutual savings and loan company with the name Versailles Savings and Loan Company. The Company has not made any changes to its charter structure or name over the past 120 years.

Versailles Savings conducts its business from its main office in Versailles in Darke County, Ohio. The Company’s primary retail market area is comprised of Darke County and the western half of Shelby County, Ohio.

Versailles Savings’ deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”) in the Deposit Insurance Fund (“DIF”). The Company is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the “FRB”). Versailles Savings is a member of the Federal Home Loan Bank (the “FHLB”) of Cincinnati and is regulated by the OTS and by the Ohio Division of Financial Institutions (“Division”). As of June 30, 2009, Versailles Savings had assets of $40,788,000, deposits of $24,585,000, and equity of $7,379,000.

Versailles Savings is a community-oriented financial institution which has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its market area. Versailles Savings has been actively and consistently involved in the origination of one-to four-family mortgage loans, which represented 77.9 percent of its loan portfolio at June 30, 2009, and a lesser 76.9 percent of its loan portfolio at fiscal year end June 30, 2008.

At June 30, 2009, 95.7 percent of the Company’s gross loans consisted of all types of real estate loans, compared to a similar 94.9 percent at June 30, 2008, with the primary sources of funds being retail deposits from residents in its local communities and moderate FHLB advances.

General (cont.)

The Company is also an originator of nonresidential loans, multi-family loans, construction loans, commercial loans, and consumer loans. Consumer loans include loans on savings accounts, automobile loans and other secured and unsecured personal loans.

The Company had $4.2 million, or 10.4 percent of its assets in cash and investments excluding FHLB stock and mortgage-backed securities at June 30, 2009. The Company had an additional $389,200, or 1.0 percent of its assets in FHLB stock, with the combined total of investment securities, FHLB stock and cash and cash equivalents being $4.6 million or 11.4 percent of assets at June 30, 2009. The Company had $1.1 million in mortgage-backed securities or 2.8 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Company’s lending and investment activities.

Based on the midpoint value established herein, the Company’s gross amount of stock to be sold in the offering will be $5,000,000 or 500,000 shares at $10 per share based on the midpoint of the appraised value of $5.0 million. The net conversion proceeds will be $4.4 million, reflecting conversion expenses of approximately $600,000. The actual cash proceeds to the Company of $2.2 million will represent fifty percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued, or 40,000 shares at $10 per share, representing $400,000. The Company’s net proceeds will be invested in residential and nonresidential real estate loans and initially invested in short term investments. The Company may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversification into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP, to purchase short- and intermediate-term government or federal agency securities or to invest in short-term deposits.

Versailles Savings has seen a modest overall deposit increase over the past four years with deposits increasing 8.2 percent from June 30, 2005, to June 30, 2009. The Company has focused on increasing its one- to four-family real estate loan portfolio with lesser dollar increases

General (cont.)

in all other loan categories during the past four years, monitoring its earnings and monitoring its nonperforming assets. Equity to assets increased from 18.77 percent of assets at June 30, 2005, to 19.14 percent at June 30, 2008, and then decreased to 18.09 percent at June 30, 2009, influenced by stronger growth in loans and assets.

Versailles Savings’ primary lending strategy has been to focus on the origination of one-to four-family loans, nonresidential loans, construction loans, commercial loans, and the origination of consumer loans.

Versailles Savings’ share of one- to four-family loans has increased from 76.9 percent of gross loans at June 30, 2008, to 77.9 percent as of June 30, 2009. Multi-family loans decreased from 1.4 percent of gross loans at June 30, 2008, to 0.9 percent at June 30, 2009. Nonresidential loans increased modestly from 15.2 percent to 16.9 percent from June 30, 2008, to June 30, 2009. Construction loans decreased from 1.4 percent at June 30, 2008, to 0.0 percent at June 30, 2009. All types of mortgage loans as a group increased modestly from 94.9 percent of gross loans at June 30, 2008, to 95.7 percent at June 30, 2009. The increase in mortgage loans was offset by the Company’s modest decrease in consumer and commercial loans. The Company’s share of consumer and commercial loans witnessed a decrease in their share of loans from 5.1 percent at June 30, 2008, to 4.3 percent at June 30, 2009. Consumer loans decreased from 4.1 percent at June 30, 2008, to 3.3 percent at June 30, 2009, while commercial loans remained stable at 1.0 percent.

Management’s internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain higher general valuation allowances and also in recognition of the Company’s continued increase in lending, particularly one- to four-family loans, commercial real estate loans and commercial loans. At June 30, 2008, Versailles Savings had $166,000 in its loan loss allowance or 0.53 percent of gross loans, which increased to $264,000 and represented a higher 0.76 percent of gross loans at June 30, 2009.

General (cont.)

Interest income from loans and investments has been the primary basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on strengthening the Company’s net interest margin without undertaking excessive credit risk and will not pursue any significant change in its interest rate risk position.

PERFORMANCE OVERVIEW

Versailles Savings’ financial position for the three most recent fiscal years ended June 30, 2009, is highlighted through the use of selected financial data in Exhibit 5. Versailles Savings has focused on maintaining its higher equity position, controlling its overhead ratio, increasing its loans and deposits, decreasing its securities, and striving to control its net interest margin. Versailles Savings has experienced a modest increase in assets from June 30, 2007, to June 30, 2009, with a similar increase in deposits, and a modest increase in equity over the same period. Such increase in assets was focused on an increase in mortgage loans. Assets, loans and deposits have all increased from June 30, 2007, to June 30, 2009.

Versailles Savings experienced an increase in assets of $1.8 million or 4.7 percent for the period of June 30, 2007, to June 30, 2009. The Company’s net loan portfolio, including mortgage loans and nonmortgage loans, increased from $32.6 million at June 30, 2007, to $34.4 million at June 30, 2009, and represented a total increase of $1.8 million, or 5.5 percent. This increase was primarily the result of a higher balance of one- to four-family loans.

Performance Overview (cont.)

Versailles Savings has pursued obtaining funds through deposits and has also made consistent use of FHLB advances during the period of June 30, 2007, to June 30, 2009. The Company’s competitive rates for savings in its local market in conjunction with its focus on service have been the sources and strategies for attracting retail deposits. Deposits increased a modest 5.0 percent from June 30, 2007, to June 30, 2009. The Company has not pursued an aggressive deposit pricing program. The Company’s FHLB advances have remained flat at $7.5 million at June 30, 2007, and at June 30, 2009.

Versailles Savings has witnessed an increase in its equity amount and ratio from June 30, 2007, to June 30, 2009. At June 30, 2007, the Company had equity of $7.2 million representing a 18.48 percent equity to assets ratio and then increasing to $7.4 million by June 30, 2009, representing a lesser 18.09 percent equity to asset ratio, with the decrease due to the Company’s growth in assets.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Versailles Savings, reflecting the Company’s income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 2007 through 2009.

Versailles Savings has experienced an overall decrease in its dollar level of interest income from fiscal year ended June 30, 2007, to June 30, 2009, due to the Company’s decrease in yield on interest-earning assets, reduced by the Company’s growth in loans. Interest income decreased from $2.3 million in 2007 to $2.1 million in 2009. In fiscal year 2009, interest income decreased $2.3 million or 9.1 percent to $2.1 million.

The Company’s interest expense experienced a similar trend with a decrease from fiscal 2007 to 2009. Interest expense decreased $133,000 or 12.5 percent, from 2007 to 2009, compared to a dollar increase in interest income of $228,000 or 10.0 percent, for the same time period. Such decrease in interest income, recognizing the decrease in interest expense, resulted in a modest dollar decrease in annual net interest income of $95,000 or 7.8 percent for the two fiscal years ended June 30, 2009, and a moderate decrease in the net interest margin ratio and the net interest spread ratio.

Income and Expense (cont.)

The Company has made provisions for loan losses in only one of the past three fiscal years of 2007 through 2009. The amounts of provisions were determined in recognition of the Company’s nonperforming assets, charge-offs, repossessed assets, lending activity, and industry norms. The only loan loss provision was $110,000 in the fiscal year ended June 30, 2009. The impact of this loan loss provision has been to provide Versailles Savings with a general valuation allowance of $264,000 at June 30, 2009, or 0.76 percent of gross loans and 99.6 percent of nonperforming assets.

Total other income or noninterest income, excluding gains and losses, indicated a modest increase from fiscal year 2007 to 2009. In addition to noninterest income, the Company had losses on the sale of securities of $70,000 in 2008 and $54,000 in 2009, resulting in total noninterest income, including gains and losses of $4,000 in 2007, $(66,000) in 2008 and $(49,000) in 2009. Noninterest income was $4,000 in fiscal year 2007, representing 0.01 percent of assets. Noninterest income for the year ended June 30, 2009, was a lesser $(49,000) and representing (0.12) percent of assets. Noninterest income consists primarily of service charges, fees and other income.

The Company’s general and administrative expenses or noninterest expenses increased from $707,000 for the fiscal year of 2007 to $761,000 for the fiscal year ended June 30, 2009. The dollar increase in noninterest expenses was $54,000 from 2007 to 2009, representing a percentage increase of 7.6 percent or 3.8 percent a year. This increase in operating expenses was due to normal operations. On a percent of average assets basis, operating expenses increased from 1.85 percent of average assets for the fiscal year ended June 30, 2007, to 1.93 percent for the fiscal year ended June 30, 2009, which was lower than the current industry average of approximately 2.45 percent.

Income and Expense (cont.)

The net earnings position of Versailles Savings has indicated moderate earnings from 2007 through 2009. The annual net income figures for the past three fiscal years of 2007 through 2009 were $345,000, $259,000 and $138,000, representing returns on average assets of 0.90 percent, 0.67 percent and 0.35 percent, respectively.

Exhibit 7 provides the Company’s normalized earnings or core earnings for fiscal year 2009. The Company’s normalized earnings eliminate any nonrecurring income and expense items. There were two adjustments for fiscal year 2009. The first adjustment was a reduction in provision for loan losses by $100,000. The second adjustment was a reduction in the loss on sale of securities by $54,000. These adjustments resulted in core income of $241,000 for the year ended June 30, 2009.

The key performance indicators comprised of selected operating ratios, asset quality ratios and equity ratios are shown in Exhibit 8 to reflect the results of performance. The Company’s return on assets decreased from 0.90 percent in fiscal year 2007, to 0.35 percent in fiscal year 2009.

The Company’s average net interest rate spread decreased from 2.62 percent in fiscal year 2007 to 2.36 percent in fiscal year 2009, representing a decrease of 26 basis points. The Company’s net interest margin indicated a similar trend, decreasing from 3.28 percent in fiscal year 2007 to 2.93 percent in fiscal year 2009, representing a decrease of 35 basis points.

The Company’s return on average equity decreased from 2007 to 2009. The return on average equity decreased from 4.79 percent in 2007 to 1.85 percent in fiscal year 2009, reflecting the rise in the Company’s equity combined with the decrease in earnings.

Versailles Savings’ ratio of average interest-earning assets to average interest-bearing liabilities increased slightly from 123.11 percent at June 30, 2007, to a higher 123.80 percent at June 30, 2009.

Income and Expense (cont.)

The Company’s ratio of noninterest expenses to average assets increased from 1.85 percent in fiscal year 2007, to a modestly higher 1.93 percent in fiscal year 2007. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the “efficiency ratio.” The industry norm is 62.41 percent with the lower the ratio indicating higher efficiency. The Company has been characterized with a higher level of efficiency in the past, reflected in its lower efficiency ratio, which increased from 57.50 percent in 2007 to 67.23 percent in 2009.

Earnings performance can be affected by an institution’s asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. Versailles Savings witnessed a moderate increase in its nonperforming asset ratio from fiscal year 2007 to 2009. By definition, nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans and repossessed assets. The Company’s nonperforming assets were comprised entirely of nonaccrual loans. The ratio of nonperforming assets to total assets was 0.21 percent at June 30, 2007, and increased to 0.65 percent at June 30, 2009. The Company’s allowance for loan losses to loans was 0.76 percent at June 30, 2009, resulting primarily from the Company’s increase in its allowance for loan losses in 2009. As a percentage of nonperforming loans, Versailles Savings’ allowance for loan losses increased from 60.36 percent at June 30, 2008, to 99.62 percent at June 30, 2009.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2008 and 2009. In fiscal year 2008, net interest income decreased $67,000, due to a decrease in interest income of $22,000, accented by a $45,000 increase in interest expense. The decrease in interest income was due to a decrease due to rate of $26,000, reduced by an increase due to volume of $4,000. The increase in interest expense was due to an increase due to volume of $28,000, accented by an increase due to a change in rate of $17,000.

Income and Expense (cont.)

In fiscal 2009, net interest income decreased $28,000, due to a decrease in interest income of $207,000, reduced by a $179,000 decrease in interest expense. The decrease in interest income was due to a decrease due to rate of $255,000, reduced by an increase due to volume of $48,000. The decrease in interest expense was due to a decrease due to volume of $20,000, accented by a decrease due to a change in rate of $159,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended June 30, 2008 and 2009 and at June 30, 2009, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Versailles Savings’ weighted average yield on its loan portfolio decreased 59 basis points from fiscal year 2008 to 2009, from 6.33 percent to 5.74 percent and then decreased 12 basis points at June 30, 2009, to 5.62 percent. The yield on securities available-for-sale decreased 60 basis points from fiscal year 2008 to 2009, from 4.64 percent to 4.04 percent and decreased another 19 basis points at June 30, 2009, to 3.85 percent. The yield on securities held-to-maturity decreased 27 basis points from fiscal year 2008 to 2009, from 4.61 percent to 4.34 percent, and decreased another 13 basis points at June 30, 2009, to 4.21 percent. The yield on interest-earning deposits decreased 178 basis points from fiscal year 2008 to 2009, from 3.42 percent to 1.64 percent and then decreased 42 basis points at June 30, 2009, to 1.22 percent.

Versailles Savings’ weighted average cost of interest-bearing liabilities decreased 69 basis points from fiscal year 2008 to 2009, which was greater than the Company’s 61 basis point decrease in yield on interest-earning assets, resulting in an increase in the Company’s interest rate spread of 3 basis points from 2.33 percent to 2.36 percent from 2008 to 2009. The Company’s average cost of interest-bearing liabilities then decreased 37 basis points to 2.63 percent compared to a 9 basis point decrease in yield on interest-earning assets at June 30, 2009. The result was an increase in the Company’s interest rate spread of 27 basis points to 2.63 percent at June 30, 2009. The Company’s net interest margin decreased from 3.04 percent in fiscal year 2008 to 2.93 percent in fiscal year 2009.

INTEREST RATE SENSITIVITY

Versailles Savings has monitored its interest rate sensitivity position and focused on maintaining a stronger equity position and maintaining a moderate balance of rate sensitive assets by originating a modest share of adjustable-rate mortgage loans and maintaining a modest balance of short-term and adjustable-rate mortgage-backed securities. Versailles Savings recognizes the thrift industry’s historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution’s “gap”. The larger an institution’s gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution’s net interest margin and overall earnings performance.

The Company measures its interest rate risk through the use of its net portfolio value (“NPV”) of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV for the Company is calculated on a quarterly basis, by the OTS, showing the change in the NPV for the Company under rising and falling interest rates. Such changes in NPV under changing rates is reflective of the Company’s interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Interest Rate Sensitivity (cont.)

Exhibit 11 provides the Company’s NPV as of June 30, 2009, based on OTS calculations and the change in the Company’s NPV under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

The Company’s change in its NPV at June 30, 2009, based on a rise in interest rates of 100 basis points was an 8.0 percent decrease, representing a dollar decrease in equity value of $1,456,000. In contrast, based on a decline in interest rates of 100 basis points, the Company’s NPV was estimated to increase 6.0 percent or $448,000 at June 30, 2009. The Company’s exposure increases to an 18.0 percent decrease under a 200 basis point rise in rates. The Company’s post shock NPV ratio is 16.51 percent at June 30, 2009, and the Company’s change in its NPV ratio is a negative 272 basis points, based on a 200 basis point increase in interest rates.

The Company is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates, impacted by its higher equity to asset ratio of 18.09 percent. Due to Versailles Savings’ desire to control its interest rate exposure, the Company has been a more active originator of shorter term nonresidential mortgage loans and plans to continue this lending strategy.

LENDING ACTIVITIES

Versailles Savings has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings with increasing activity in nonresidential loans. Exhibit 12 provides a summary of Versailles Savings’ loan portfolio, by loan type, at June 30, 2008 and 2009.

Residential loans secured by one- to four-family dwellings was the primary loan type, representing 77.9 percent of the Company’s gross loans as of June 30, 2009. This share has seen a slight increase from 76.9 percent at June 30, 2008. The second largest individual loan category was nonresidential real estate loans, which represented 16.9 percent of loans at June 30, 2009, increasing from 15.2 percent at June 30, 2008. The third largest loan type as of June 30, 2009, was consumer loans, which comprised a 3.3 percent share of gross loans compared to a larger 4.1 percent as of June 30, 2008. The commercial loan category was the fourth largest loan type at June 30, 2009, which represented 1.03 percent of gross loans, compared to a similar 1.05 percent at June 30, 2008. The final loan category was multi-family loans, which represented 0.9 percent of gross loans at June 30, 2009, down from 1.4 percent at June 30, 2008. The four real estate loan categories represented 95.7 percent of gross loans at June 30, 2009, compared to a lesser 94.9 percent of gross loans at June 30, 2008.

Commercial loans represented a minimal size loan category for Versailles Savings with regard to the amount of loans. Commercial loans totaled $356,000 and represented 1.0 percent of total loans at June 30, 2009, compared to $329,000 and 1.0 percent of total loans at June 30, 2008.

The consumer loan category was the remaining loan category at June 30, 2009, and represented a modest 3.3 percent of gross loans compared to 4.1 percent at June 30, 2008. The primary types of consumer loans are savings account loans, automobile loans and secured and unsecured personal loans. Consumer loans were the third largest overall loan type, at June 30, 2009, and also the third largest loan type at June 30, 2008. The overall mix of loans has witnessed only modest change from June 30, 2008, to June 30, 2009, with the Company having increased its balances of one- to four-family loans, nonresidential real estate loans and commercial business loans.

Lending Activities (cont.)

The emphasis of Versailles Savings’ lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in Versailles Savings’ market area which includes all of Darke County and the western half of Shelby County in Ohio. The Company also originates interim construction loans on one- to four-family residences to individual owners and to developers for construction of single-family homes. At June 30, 2009, 77.9 percent of Versailles Savings’ gross loans consisted of loans secured by one- to four-family residential properties, excluding construction loans. Construction loans represented only $1,000 or zero percent of gross loans at June 30, 2009, compared to $449,000 or 1.4 percent at June 30, 2008.

The Company originates one-year, three-year and five-year adjustable-rate mortgage loans (“ARMs”). The three-year and five-year ARM loans have a fixed rate for the initial term and then convert to an adjustable rate. The initial interest rates on ARMs are indexed to the rate on one-year U. S. Treasury securities adjusted to a constant one-year maturity plus a margin of normally 300 basis points. One-year, three-year, and five-year ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and a maximum rate adjustment of 6.0 percent for the life of the loan, with payments based on up to a 25 year loan term. The Company does not use below market interest rates to attract borrowers. The Company retains all of the ARMs which it originates.

The majority of ARM loans have terms of up to 25 years, and fixed rate loans have normal terms of 15 to 25 years, but the Company does originate fixed-rate one- to four-family loans with a 10-year term. The Company has retained its ARMs and fixed-rate loans. Historically, the majority of Versailles Savings’ one-to four-family mortgage loan portfolio has been fixed-rate mortgage loans, which represented 75.7 percent of one-to four-family mortgage loans at June 30, 2009, with 24.3 percent being ARMs.

Lending Activities (cont.)

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Versailles Savings, even though the Company will grant loans with up to a 90 percent loan to value ratio, but private mortgage insurance is generally required for loans with a loan-to-value ratio in excess of 80.0 percent. Mortgage loans originated by the Company include due-on-sale clauses enabling the Company to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Company normally exercises its rights under these clauses.

Versailles Savings originates construction loans in its market area. Construction loans totaled only $1,000 at June 30, 2009, and represented zero percent of loans compared to $449,000 and 1.43 percent of loans at June 30, 2008.

Versailles Savings has also been a relatively active originator of nonresidential real estate loans. The Company will continue to make nonresidential real estate loans. The Company had a total of $5.8 million in nonresidential real estate loans at June 30, 2009, or 16.9 percent of gross loans, compared to $4.8 million or 15.2 percent of gross loans at June 30, 2008. Most of the nonresidential real estate loans are secured by office buildings, retail stores, farms, warehouses, churches and other commercial properties and are located in the Company’s primary market area. The Company also originates multi-family loans, which totaled $326,000 at June 30, 2009, and represented 0.94 percent of total loans.

The smallest category of real estate loans is construction loans, which totaled only $1,000 at June 30, 2009, down from $449,000 at June 30, 2008. The Company will continue to originate residential construction loans to owners on properties located in the Company’s market area.

Lending Activities (cont.)

The Company has been modestly active in the origination of home equity mortgage loans, which totaled $686,000 at June 30, 2009, representing 2.0 percent of loans and are included in one- to four-family loans. The Company’s home equity loans are both variable-rate and fixed-rate and are limited to properties that Versailles Savings holds the first lien. The Company’s home equity loans that are fixed-rate loans normally have a term of 20 years. The Company’s home equity loans normally have a loan to value ratio of 80.0 percent, including the first mortgage.

The Company also originates commercial loans to area businesses which totaled $356,000 and represented 1.0 percent of loans at June 30, 2009. Such business loans are term loans rather than lines of credit and are generally secured by equipment, inventory and accounts receivable. Versailles Savings has been involved in automobile lending as well as general consumer lending. Consumer loans originated consist primarily of automobile loans, secured and unsecured personal loans, and savings account loans and represented $1.1 million or 3.3 percent of gross loans at June 30, 2009, down from $1.3 million or 4.1 percent of loans at June 30, 2008.

Exhibit 13 provides a loan maturity schedule for Versailles Savings at June 30, 2009. The Company has a moderate 34.1 percent of its loans at June 30, 2009, due in 5 years or less and an additional 60.0 percent due in 10 to 20 years. The Company has a predominance of fixed-rate loans versus adjustable-rate loans, with fixed-rate loans representing 74.1 percent of loans compared to 25.9 percent in adjustable-rate loans. Nonresidential real estate loans have a higher 35.7 percent share of loans in adjustable-rate loans at June 30, 2009.

As indicated in Exhibit 14, Versailles Savings indicated a predominance of one- to four-family loan originations. One- to four-family loan originations totaled $13.3 million in fiscal 2009 and represented 69.2 percent of total loan originations. The second largest loan origination category in 2009 was nonresidential real estate loans, which totaled $3.0 million and represented 15.8 percent of total originations followed by construction loans, which totaled $1.6 million and

Lending Activities (cont.)

represented a lesser 8.2 percent of total loan originations. The fourth largest loan origination category in fiscal 2009 was consumer loans, which totaled $1.2 million and represented 6.0 percent of total originations. The Company had $19.2 in loan originations in fiscal 2009, with no loan purchases or sales, resulting in a net increase in loans of $3.2 million or 10.1 percent. In 2008, the Company had $11.8 million in loan originations with no loan purchases or sales, resulting in a net decrease in loans of $1.3 million or 4.0 percent.

NONPERFORMING ASSETS

Versailles Savings understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with recent increases in their nonperforming assets and have been forced to recognize losses by setting aside higher valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans in growing metropolitan markets. Versailles Savings has not been faced with higher levels of delinquent loans or nonperforming assets.

On a monthly basis, Versailles Savings’ management reviews all loans delinquent 30 days or more, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 20 days, the Company sends the borrower a late payment letter and sends another letter 30 days after the payment is due. The Company then initiates both written and oral communication with the borrower to determine the reason for nonpayment and discuss future payments. When the loan becomes delinquent at least 90 days, the Company will send the borrower a certified letter stating that the entire balance is due and payable. The borrower is permitted ten additional days to submit payment. If the borrower does not respond, the Company initiates foreclosure proceedings.

The Company does not normally accrue interest on loans past due 90 days or more. Most loans delinquent 90 days or more are placed on a nonaccrual status.

Exhibit 15 provides a summary of Versailles Savings’ delinquent loans at June 30, 2008 and 2009. Delinquent loans include loans 30 to 59 days past due loans, loans 60 to 89 days past due and loans 90 days or more past due. The Company had $433,000 in delinquent loans at June 30, 2009. The delinquent loans consisted of $208,000 in one- to four-family loans, $199,000 in multi-family loans and $26,000 in nonresidential real estate loans and $113,000 in loans 30 to

Nonperforming Assets (cont.)

59 days past due, $55,000 in loans 60 to 89 days past due and $265,000 in loans 90 days or more past due. At June 30, 2008, Versailles had a larger $861,000 in delinquent loans comprised of $520,000 in one- to four-family loans, $197,000 in multi-family loans, $32,000 in nonresidential real estate loans, $60,000 in commercial business loans and $52,000 in consumer loans.

Exhibit 16 provides a summary of Versailles Savings’ nonperforming assets at June 30, 2008 and 2009. By definition, nonperforming assets consist of nonaccrual loans, loans delinquent 90 days or more and real estate owned including other repossessed assets. The Company has historically carried a much lower balance of nonperforming assets, and these assets have decreased slightly from 2008 to 2009. At June 30, 2009, Versailles Savings’ nonperforming assets consisted entirely of nonaccrual loans, with no loans 90 days or more past due and no real estate owned. Versailles Savings’ nonperforming assets decreased from $274,000 or 0.71 percent of assets at June 30, 2008, to $265,000 or 0.65 percent of assets at June 30, 2009.

Versailles Savings’ nonperforming assets were lower than its classified assets. The Company’s classified assets was $367,000 or 0.90 percent of assets at June 30, 2009 (reference Exhibit 17). The Company’s classified assets consisted of $168,000 in substandard assets, with $199,000 classified as doubtful and no assets classified as loss. The Company had $380,000 in classified assets at June 30, 2008, with all of them classified as substandard.

Exhibit 18 shows Versailles Savings’ allowance for loan losses for fiscal years ended June 30, 2008 and 2009, indicating the activity and the resultant balances. Versailles Savings has experienced a moderate increase in its balance of allowance for loan losses from $166,000 at June 30, 2008, to $264,0000 at June 30, 2009. The balance in allowance for loan losses increased from June 30, 2008, to June 30, 2009, due to provisions of $110,000 in 2009. The Company’s ratio of allowance for loan losses to gross loans increased from 0.53 percent at June 30, 2008, to 0.76 percent at June 30, 2009. The ratio of allowance for loan losses to nonperforming loans was 60.36 percent at June 30, 2008, and a higher 99.62 percent at June 30, 2009, reflecting the increase in allowance for loan losses.

INVESTMENTS

The investment securities portfolio of Versailles Savings has been comprised of U.S. Government and federal agency securities, mortgage-backed securities, interest-bearing deposits in financial institutions, FHLB stock and mutual funds. Exhibit 19 provides a summary of Versailles Savings’ investment securities at June 30, 2008 and 2009, excluding FHLB stock and interest-bearing deposits. Investment securities, including available-for-sale and held-to-maturity securities, totaled $3.1 million at June 30, 2008, compared to $2.0 million at June 30, 2009, excluding FHLB stock of $384,100 at June 30, 2008, and $389,200 at June 30, 2009. The Bank also had $824,000 in interest-bearing deposits in other financial institutions and $800,000 in overnight deposits at June 30, 2009. The primary component of investment securities at June 30, 2009, was mortgage-backed securities, representing 55.7 percent of investments. The investment securities had a weighted average yield of 4.07 percent for the year ended June 30, 2009. The Company also had interest-bearing deposits totaling $2.4 million at June 30, 2009, with a yield of 1.64 percent for the year ended June 30, 2009.

DEPOSIT ACTIVITIES

The change in the mix of deposits from June 30, 2008, and June 30, 2009, is provided in Exhibit 20. There has been a modest change in both total deposits and in the deposit mix during this period. Certificates of deposit witnessed a decrease in their share of total deposits, declining from 72.9 percent of total deposits at June 30, 2008, to a lesser 69.6 percent of total deposits at June 30, 2009. This decrease is similar to the industry norm of a slight decrease in the share of certificates, but the share of certificates of deposit exceeds the industry average of 60.5 percent. The major component of certificates had rates between 2.00 percent and 2.99 percent and represented 36.0 percent of certificates at June 30, 2009. Regular savings accounts increased in dollar amount from $6.4 million to $7.5 million, and their share of total deposits increased from 27.1 percent to 30.4 percent from June 30, 2008, to June 30, 2009. The Company had no NOW accounts or money market deposit accounts.

Deposit Activities (cont.)

Exhibit 21 shows the breakdown by maturity for certificates of deposit of $100,000 or more. These certificates totaled $1,279,000 at June 30, 2009, and represented 5.2 percent of deposits. The major share of these certificates had maturities of three to six months, representing 47.8 percent of these certificates, followed closely by certificates with a maturity of three months or less and representing 44.3 percent of these certificates.

Exhibit 22 shows the Company’s breakdown in certificates of deposit by maturity at June 30, 2009. Versailles Savings has a strong 72.5 percent of its certificates of deposit maturing in less than one year and another 17.1 percent maturing in one to two years. The major share of certificates had interest rates from 2.00 percent to 2.99 percent responsible for 36.01 percent of certificates, with the second largest category by rate having rates less than 2.00 percent and representing 33.76 percent of certificates.

BORROWINGS

Versailles Savings has relied on retail deposits as its primary source of funds but has also made use of FHLB advances. Exhibit 23 shows the Company’s FHLB advances for the past two fiscal years ended June 30, 2008 and 2009. The Company had FHLB advances totaling $7.0 million at June 30, 2008, representing 18.0 percent of assets with such advances having increased to $7.5 million and representing 18.4 percent of assets at June 30, 2009. The cost of FHLB advances has decreased from 5.34 percent at June 30, 2008, to 4.91 percent at June 30, 2009.

SUBSIDIARIES

Versailles Savings has no active subsidiaries.

OFFICE PROPERTIES

Versailles Savings has one full service office located in Versailles, Darke County, Ohio (reference Exhibit 24). Versailles Savings owns its home office. The Company’s net investment in its office premises totaled $9,498 or 0.02 percent of assets at June 30, 2009.

MANAGEMENT

The president and chief executive officer of Versailles Savings is Douglas P. Ahlers, who is also a director. Mr. Ahlers joined the Company in 1991 and has served the Company as president and chief executive officer since 1994. Mr. Ahlers became a director of the Company in 1994. Prior to joining Versailles Savings, Mr. Ahlers served as a commercial loan officer at Fifth Third Bank for six years. Other senior officers include Cheryl B. Leach, executive vice president and chief financial officer and Jerome F. Bey, III, vice president and chief lending officer. Ms. Leach has served in her present position since 1992. Mr. Bey joined the Bank in 2009 as vice president and chief lending officer. Prior to joining Versailles Savings, Mr. Bey served as vice president of consumer lending at Second National Bank from 2000 to 2009 (reference Exhibit 25).

II.	DESCRIPTION OF PRIMARY MARKET AREA

Versailles Savings’ market area encompasses Darke County and western Shelby County in Ohio. The Company only has one office in Versailles, Ohio.

Exhibit 26 provides a summary of key demographic data and trends for Darke and Shelby Counties, Ohio and the United States. From 1990 to 2000, population increased in Shelby County, Ohio and the United States but decreased slightly in Darke County. The population decreased by 0.6 percent in Darke County, but increased 6.7 percent in Shelby County, 4.7 percent in Ohio and 13.2 percent in the United States. The population in 2008 indicated another small decrease of 0.4 percent in Darke County, compared to increases of 3.3 percent in Shelby County, 2.5 percent in Ohio and 9.9 percent in the United States. Projections indicate that population will increase in Shelby County, Ohio and the United State through 2013, at rates of 2.5 percent, 1.5 percent and 6.3 percent, respectively, but Darke County is projected to continue to decrease in population by 0.4 percent.

Darke County experienced an increase in households from 1990 to 2000. During those ten years, the number of households increased in Darke County by 4.9 percent, in Shelby County by 12.9 percent, in Ohio by 8.7 percent and in the United States by 14.7 percent. The trend in household growth from 2000 to 2008 indicates an increase in Darke County of 2.4 percent, an increase in Shelby County of 6.3 percent, with Ohio indicating an increase of 4.2 percent, all lower than the United States’ increase at 12.2 percent. From 2008 through the year 2013, households are projected to increase by 0.5 percent, 3.6 percent, 2.1 percent and 4.7 percent in Darke County, Shelby County, Ohio and the United States, respectively.

In 1990, Darke County had per capita income of $11,693, while Shelby County, Ohio and the United States had 1990 per capita income of $13,150, $13,461 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. Darke County’s per capita income increased from 1990 to 2000 by 59.7 percent to $18,670. Per capita income increased by 54.0 percent in Shelby County to $20,255, by 56.0 percent in Ohio to $21,003 and by 49.7 percent to $21,587 in the United States. From 2000 to 2008, per capita income continued to increase by 22.5 percent to $22,863 Darke County, by 21.5 percent to $24,605 in Shelby County, by 30.0 percent to $27,304 in Ohio and by 30.4 percent to $28,151 in the United States.

Description of Primary Market Area (cont.)

The 1990 median household income of $27,640 Darke County was lower than the median household income in Shelby County, Ohio and the United States of $ 30,929, $28,706 and $30,056, respectively. From 1990 to 2000, median household income increased in all areas, with Darke County indicating a 42.2 percent increase to $39,307, compared to a 21.5 percent increase to $47,745 in Shelby County, a 42.7 percent increase to $40,956 in Ohio and a 39.7 percent increase to $41,994 in the United States. From 2000 to 2008, median household income in Darke County was estimated to have increased 21.5 percent, while Shelby County’s median household income grew 23.8 percent to $55,112, Ohio’s median household income grew 27.9 percent to $52,391, and the United States’ increase was 30.4 percent to $54,749 from 2000 to 2008. From 2008 to 2013, median household income is projected to increase by 14.8 percent in Darke County, by 14.5 percent in Shelby County, by 18.3 percent in Ohio and by 17.0 percent in the United States. Based on those rates of increase, by 2013, median household income is projected to be $54,797 in Darke County, $63,093 in Shelby County, $61,999 in Ohio, and $64,042 in the United States.

Exhibit 27 provides a summary of key housing data for Darke and Shelby Counties, Ohio and the United States. In 1990, Darke County had a rate of owner-occupancy of 76.4 percent, higher than Shelby County at 74.3 percent, Ohio at 67.5 percent and the United States at 64.2 percent. As a result, Darke County supported a lower rate of renter-occupied housing of 23.6 percent, compared to 25.7 percent in Shelby County, 32.5 percent in Ohio and 35.8 percent in the United States. In 2000, owner-occupied housing increased slightly in Darke County to 76.6 percent. Owner-occupancy also increased in Ohio and the United States to 69.1 percent and 66.2 percent, respectively. Owner-occupancy remained at 74.3 percent in Shelby County. Conversely, the renter-occupied rates decreased in Darke County to 23.4 percent and in Ohio and the United States to 30.9 percent and 33.8 percent, respectively.

Description of Primary Market Area (cont.)

Darke County’s 1990 median housing value was $51,600, with Shelby County at $59,900, Ohio at $62,900 and the United States at a much higher $78,500. The 1990 median rents in Darke County was $327, compared to Shelby County at $369, Ohio at $379 and the United States at $374. In 2000, median housing values had increased in Darke County to a 2000 median housing value of $91,100, with Shelby County at $97,000, Ohio at $103,700 and the United States at $119,600. The 2000 median rent values were $447, $499, $515 and $602 in Darke County, Shelby County, Ohio and the United States, respectively.

In 1990, the major source of employment in both Darke County and Shelby County by industry sector, based on share of employment, was the manufacturing sector with an average of 34.0 percent in Darke County and 44.8 percent of employment in Shelby County. The services sector was the source of the majority of employment in Ohio and the United States with 35.1 percent of employment in Ohio and 34.0 percent in the United States (reference Exhibit 28). The services sector was the second major employment source in the market area at 25.3 percent in Darke County and 23.1 percent in Shelby County, while the manufacturing sector at 23.1 percent was the second major employment source in Ohio and the wholesale/retail sector at 27.5 percent was the second major employment source in the United States. The wholesale/retail sector was the third major employment sector in Darke County and Shelby County at 19.7 percent and 17.1 percent, respectively, and was also the third largest employment sector in Ohio at 22.1 percent of employment. The third highest employment sector in the United States was the manufacturing industry at 19.2 percent. The construction sector, finance, insurance and real estate sector, transportation/utilities sector, and the agriculture/mining sector combined to provide 21.0 percent of employment in Darke County, 15.0 percent in Shelby County, 19.7 percent in Ohio and 19.3 percent in the United States.

In 2000, the services industry, manufacturing industry and wholesale/retail industry provided the first, second and third highest sources of employment, respectively, for Darke County, similar to Ohio, while the manufacturing industry remained the first source of employment in Shelby County. The services industry accounted for 33.6 percent, 31.5 percent,

Description of Primary Market Area (cont.)

43.8 percent and 46.7 percent in Darke County, Shelby County, Ohio and the United States, respectively. The manufacturing sector provided for 29.8 percent, 41.9 percent, 20.0 percent and 14.1 percent in Darke County, Shelby County, Ohio and the United States, respectively. The wholesale/retail sector provided 14.5 percent, 10.9 percent, 15.5 percent and 15.3 percent of employment in Darke and Shelby Counties, Ohio and the United States, respectively.

Some of the largest employers in the area are listed below.

Employer	Business	Number of Employees
Honda of America, Mfg., Inc.	Auto engines/brakes	2,800
Emerson Climate Technologies	Air conditioning	2,000
Plastipak Packaging, Inc.	Manufacture plastic containers	1,300
Wilson Memorial Hospital	Medical care	765
NK Parts Industries	Test, assemble auto parts	740
Whirlpool Corporation	Kitchenaid appliances	702
American Trim	Auto/appliance stamping	700
Midmark Corporation	Medical/dental equip.	700
Greenville Technology, Inc.	Auto plastics	680
Wayne Hospital	Critical care center	680
Kirk National Lease	Transportation/Trucking	600
Norcold, Inc.	Refrigerators for RV/boats	530
Sidney City Schools	Education	500
Cargill, Inc.	Soybean refining/meal/oil	470
Holloway Sportswear	Sportswear	470
WalMart Super Center	Discount retailer	450
Alcoa Home Exteriors (Ply-Gem)	Vinyl/Aluminum siding	450
Airstream, Inc.	Travel trailers/motor home	450
Freshway Foods	Food processing	440
Honeywell CPG	Fram oil filters	321
Brethren Retirement Community	Health/Retirement Community	311
Dick Lavy Trucking	Freight carrier	244
Beauty Systems Group	Beauty supply distributor	229
Norcold, Inc.	Refrigeration units	170
Neff Motivation, Inc.	Awards related mfg.	165

Description of Primary Market Area (cont.)

Unemployment rates are another key economic indicator. Exhibit 29 shows the unemployment rates in Darke County, Shelby County, Ohio and the United States in 2005 through June of 2009. Darke County and Ohio have been generally characterized by similar unemployment rates but higher when compared to the United States. Shelby County’s unemployment rates were lower than all other areas until 2007 when the unemployment rates rose above the national rate only. In 2005, Darke County had an unemployment rate of 5.8 percent, compared to unemployment rates of 4.7 percent in Shelby County, 5.9 percent in Ohio and 5.1 percent in the United States. Unemployment rates decreased in 2006 to 5.6 percent in Darke County, compared to decreases to 4.2 percent in Shelby County, 5.5 percent in Ohio and to 4.6 percent in the United States. In 2007, the unemployment rate remained at 5.6 percent in Darke County and remained at 4.6 percent in the United States, while Ohio’s unemployment rate increased slightly to 5.6 percent and Shelby County’s unemployment rate increased to 4.8 percent. In 2008, all areas had unemployment rate increases. Darke County had an unemployment rates of 6.4 percent, while Shelby County, Ohio and the United States increased to 6.1 percent, 6.5 percent and 5.8 percent. Through June of 2009, unemployment rates continued to increase to 11.7 percent, 13.5 percent, 11.2 percent and 9.7 percent in Darke County, Shelby County, Ohio and the United States, respectively.

Exhibit 30 provides deposit data for banks and thrifts in both Darke and Shelby Counties. The Company’s deposit base in the market area as of June 30, 2008, was $23.5 million or an 8.2 percent share of the $288 million total thrift deposits and a smaller 1.4 percent share of the total deposits, which were $1.6 billion as of June 30, 2008. It is evident from the size of the thrift deposits and bank deposits that the market area has a moderate deposit base, with Versailles Savings having a modest market penetration for thrift deposits but a much smaller penetration of total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 2005 through March 31, 2009. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a rising trend in 2005 and 2006 and then a softening trend in 2007. Then rates indicated noticeable decrease in 2008 with the Treasury bill rate rising in early 2009.

Description of Primary Market Area (cont.)

SUMMARY

To summarize, the primary component of the Company’s market area, Darke and Shelby Counties, has experienced minimal increases in population and households since 1990. Such a pattern is projected to continue from 2008 through 2013. Darke County indicated a lower per capita income and lower median household income than both Ohio and the United States, while Shelby County’s median house income was slightly above all other areas. In both 1990 and 2000, the median rent in Darke County was lower than Shelby County’s and Ohio’s median rent as well as the national average. In 1990 and 2000, Darke County’s and Shelby County’s median housing values were slightly lower than in Ohio and much lower than the United States median value.

Darke County has had similar unemployment rates compared to Ohio but higher than those of the United States, while Shelby County’s unemployment rates had been lower than other areas until 2007 and is now higher than all other areas. Finally, the market area is a competitive financial institution market dominated by banks with a June 30, 2008, total deposit base for banks and thrifts of $1.6 billion.

III.	COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the “comparable group.” This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation’s pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Ohio.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 185 publicly-traded, FDIC-insured thrifts in the United States (“all thrifts”), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 30 and 31 also subclassify all thrifts by region, including the 54 publicly-traded Midwest thrifts (“Midwest thrifts”) and the 16 publicly-traded thrifts in Ohio (“Ohio thrifts”), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2008, and August 19, 2009.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Versailles as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution’s operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Versailles’ basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. As of August 19, 2009, no potential comparable group candidate had to be eliminated due to involvement in a merger/ acquisition.

There are no pending merger/acquisition transactions involving thrift institutions in Versailles’ city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit

Mutual Holding Companies (cont.)

37 presents key financial data and ratios for the 76 publicly-traded, FDIC-insured mutual holding companies in the United States. All thrift institutions that were potential comparable group candidates, but were in the mutual holding company form were not considered.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution’s stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 261 publicly-traded, FDIC-insured institutions, including 76 mutual holding companies, 14 are traded on the New York Stock Exchange, 6 are traded on the American Stock Exchange, 137 are listed on NASDAQ, 72 are traded on the OTC Bulletin Board and 32 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering (“IPO”) date, which must be at least four quarterly periods prior to the trading date of August 19, 2009, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to June 30, 2008.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Versailles, including the western and southwestern states.

The geographic location parameter consists of Ohio and its surrounding states of Indiana, Michigan, Pennsylvania, West Virginia and Kentucky, as well as the states of Iowa, Illinois Missouri and Wisconsin, for a total of ten states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $500 million or less, due to the general similarity of asset mix and operating strategies of institutions in this asset range, compared to Versailles, with assets of approximately $40.0 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 34 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1.	Cash and Investments/Assets

2.	Mortgage-Backed Securities/Assets

3.	One- to Four-Family Loans/Assets

4.	Total Net Loans/Assets

5.	Total Net Loans and Mortgage-Backed Securities/Assets

6.	Borrowed Funds/Assets

7.	Equity/Assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Versailles with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Versailles. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution’s equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

Versailles’ ratio of cash and investments to assets was 10.4 percent at June 30, 2009, and reflects the Company’s smaller share of investments compared to national and regional averages. The Company’s investments consist primarily of U. S. government and federal agency securities, mutual funds and interest-bearing deposits and excludes mortgage-backed securities. Versailles’ share of cash and investments was lower than national and regional averages. The Company has experienced a modest decrease in it share of cash and investments from 11.1 percent at June 30, 2005, to 10.4 percent at June 30, 2009. It should be noted that, for the purposes of comparable group selection, Versailles’ $389,200 balance of Federal Home Loan Bank stock at June 30, 2009, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad due to Versailles’ higher historical balance, as well as the general volatility of this parameter and institutions’ varying liquidity options and approaches. The range has been defined as 30.0 or less of assets, with a midpoint of 15.0 percent.

Mortgage-Backed Securities to Assets

At June 30, 2009, Versailles’ ratio of mortgage-backed securities to assets was 2.8 percent, lower than the regional average of 7.82 percent and the national average of 11.28 percent for publicly-traded thrifts. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to lending relative to cyclical loan demand and prevailing interest rates, this parameter is moderately broad at 30.0 percent or less of assets with a midpoint of 15.0 percent.

One- to Four-Family Loans to Assets

Versailles’ lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 66.1 percent of the Company’s assets at June 30, 2009, which is higher than the national average of 43.8 percent and the 47.9 percent average for savings institutions in the Midwest. The parameter for this characteristic is 70.0 percent or less of its assets in one- to four-family loans with a midpoint of 35.0 percent.

Total Net Loans to Assets

At June 30, 2009, Versailles had a ratio of total net loans to assets of 84.4 percent and a lower three year average of 82.9 percent, compared to the current national average of 70.8 percent and the regional average of 71.8 percent for publicly-traded thrifts. The Company’s trend indicates a stable ratio of total net loans to assets. The parameter for the selection of the comparable group is from 50.0 percent to 90.0 percent with a midpoint of 70.0 percent. The wider range relates to the Company’s increasing share of loans, as well as to the fact that, as the referenced national and regional averages indicate, many institutions also purchase varying volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Versailles.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Versailles’ shares of mortgage-backed securities to assets and total net loans to assets were 2.8 percent and 84.4 percent, respectively, for a combined share of 87.2 percent. Recognizing the industry and regional ratios of 82.1 percent and 79.6 percent, respectively, of net loans and mortgage-backed securities to assets, the parameter range for the comparable group in this category is 70.0 percent to 92.0 percent, with a midpoint of 81.0 percent.

Borrowed Funds to Assets

Versailles had a $7.5 million balance of borrowed funds at June 30, 2009, representing 18.4 percent of assets, a slight increase from $7.0 million or 18.5 percent of assets at June 30, 2005, as the Company made slightly greater use of borrowings to support its loan activity.

The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of longer term funds for lending. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds has increased, due to the challenge in competing for deposits, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or longer term certificates. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent, similar to the national average of 18.1 percent for publicly-traded thrifts.

Equity to Assets

Versailles’ equity to assets ratio as of June 30, 2009, was 18.1 percent. After conversion, based on the midpoint value of $5.0 million with 50.0 percent of the net proceeds of the public offering going to the Company, Versailles’ equity is projected to stabilize in the area of 22.8 percent. The consolidated pro forma equity to assets ratio for the Corporation is projected to be 25.1 percent following conversion. Based on those equity ratios, we have defined the equity ratio parameter to be 6.0 percent to 20.0 percent with a midpoint ratio of 13.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of Versailles’ earnings performance and the basis for such performance both historically and during the year ended June 30, 2009. The primary performance indicator is the Company’s return on average assets (ROAA). The second performance indicator is the Company’s return on average equity (ROAE). To measure the Company’s ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Company is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to assets. The final performance indicator is the Company’s ratio of operating expenses or noninterest expenses to assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the year ended June 30, 2009, Versailles’ ROAA was 0.35 percent based on net earnings after taxes and 0.61 percent based on core or normalized earnings after taxes, as detailed in Item I of this Report and presented in Exhibit 7. In 2008, the Company had a net ROAA of 0.67 percent.

In recognition of the differences between net and core income for many institutions, for consistency we have elected to base our ROAA analysis and comparison on core or normalized income for both Versailles and the comparable group. Considering the historical and current earnings performance of Versailles, the range for the ROAA parameter based on core income has been defined as 0.80 percent or less with a midpoint of 0.40 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Company’s position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

The consolidated ROAE for the Corporation on a pro forma basis at the time of conversion will be 3.26 percent based on core income at the midpoint valuation. Prior to conversion, the Company’s ROAE for the twelve months ended June 30, 2009, was 1.85 percent based on net income, with a three year average net ROAE of 3.39 percent. The parameter range for the comparable group, based on core income, is 10.0 percent or less with a midpoint of 5.0 percent.

Net Interest Margin

Versailles had a net interest margin of 2.92 percent for the twelve months ended June 30, 2009, representing net interest income as a percentage of average interest-earning assets. The Company’s range of net interest margin for the previous calendar years was 3.04 percent in 2008 and 3.28 percent in 2007 with a three year average of 3.08 percent and a generally decreasing trend since 2007.

The parameter range for the selection of the comparable group is from a low of 1.50 percent to a high of 4.00 percent with a midpoint of 2.75 percent.

Operating Expenses to Assets

For the twelve months ended June 30, 2009, Versailles had a modestly lower than average 1.91 percent ratio of operating expense to average assets. The Company’s operating expense ratio was 1.87 percent in 2007 and 1.80 percent in 2008, with both of these ratios also below industry averages.

The operating expense to assets parameter for the selection of the comparable group is from a low of 1.50 percent to a high of 3.50 percent with a midpoint of 2.25 percent.

Noninterest Income to Assets

Versailles has consistently experienced a considerably lower than average dependence on noninterest income as a source of additional income. The Company’s core noninterest income to average assets was 0.01 percent for the twelve months ended June 30, 2009, which is below the average of 0.67 percent for publicly-traded thrift institutions during that period. The Company’s core income excludes its $54,000 in losses on securities. Versailles’ annual ratio of noninterest income for the past three years has been 0.01 percent of average assets, with a stable trend excluding losses on the sale of securities in 2009 of $54,000 and $70,000 in 2008.

The range for this parameter for the selection of the comparable group is 1.00 percent of average assets or less, with a midpoint of 0.50 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 41. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Versailles. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets Ratio

Versailles’ ratio of nonperforming assets to assets was 0.65 percent at June 30, 2009, which is lower than both the national average of 2.85 percent for publicly-traded thrifts and the Midwest regional average of 3.50 percent, and lower than its ratio of 0.71 percent at June 30, 2008. For the three years ended June 30, 2007 to 2009, the Company’s ratio fluctuated from a high of 0.71 percent at June 30, 2008, to a low of 0.21 percent at June 30, 2007, with a three year average of 0.52 percent.

The parameter range for nonperforming assets to assets has been defined as 1.50 percent of assets or less with a midpoint of 0.75 percent.

Repossessed Assets to Assets

Versailles had no repossessed assets at June 30, 2009, identical to its ratio of zero percent at June 30, 2008. National and regional averages were 0.61 percent and 0.66 percent, respectively, for publicly-traded thrift institutions at June 30, 2009.

Repossessed Assets to Assets (cont.)

The range for the repossessed assets to total assets parameter is 1.00 percent of assets or less with a midpoint of 0.50 percent.

Loans Loss Reserves to Assets

Versailles had an allowance for loan losses of $265,000, representing a loan loss allowance to total assets ratio of 0.65 percent at June 30, 2009, which is higher than its ratio of 0.43 percent at June 30, 2008. For its two most recent calendar years, the Company’s loan loss reserve averaged 0.54 percent of assets.

The loan loss allowance to assets parameter range used for the selection of the comparable group focused on a minimum required ratio of 0.40 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40 and 41. The comparable group institutions range in size from $189.0 million to $587.1 million with an average asset size of $425.5 million and have an average of 8.7 offices per institution. One of the comparable group institution was converted in 1986, one in 1993, one in 1995, one in 1996, two in 1998, one in 2003, one in 2004, one in 2006 and one in 2007. All of the comparable group institutions are traded on NASDAQ. The comparable group institutions as a unit have a ratio of equity to assets of 10.19 percent, which is 1.7 percent lower than all publicly-traded thrift institutions in the United States, and 15.9 percent higher than publicly-traded thrift institutions in Ohio; and for the most recent four quarters indicated a core return on average assets of 0.39 percent, higher than all publicly-traded thrifts at 0.07 percent and publicly-traded Ohio thrifts at (0.80) percent.

IV.	ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Versailles to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Ohio thrifts, as well as to the ten institutions constituting Versailles’ comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 40 through 47.

As presented in Exhibits 42 and 43, at June 30, 2009, Versailles’ total equity of 18.09 percent of assets was higher than the 10.19 percent for the comparable group, the 9.90 percent for Midwest thrifts, the 8.79 percent ratio for Ohio thrifts, and the 10.37 percent for all thrifts. The Company had an 84.41 percent share of net loans in its asset mix, higher than the comparable group at 70.30 percent, higher than all thrifts at 70.66 percent, Midwest thrifts at 71.63 percent and Ohio thrifts at 75.81 percent. Versailles’ share of net loans, higher than industry averages, is primarily the result of its lower 10.37 percent share of cash and investments combined with its lower 2.76 percent share of mortgage-backed securities. The comparable group had a similar 10.13 percent share of cash and investments and a higher 13.20 percent share of mortgage-backed securities. All thrifts had 11.23 percent of assets in mortgage-backed securities and 11.27 percent in cash and investments. Versailles’ 60.28 percent share of deposits was lower than the comparable group and the three geographic categories, reflecting the Company’s higher 18.09 percent equity to assets combined with its higher 18.39 percent ratio of borrowed funds to assets. The comparable group had deposits of 71.33 percent and borrowings of 17.52 percent. All thrifts averaged a 70.38 percent share of deposits and 18.04 percent of borrowed funds, while Midwest thrifts had a 72.38 percent share of deposits and a 16.16 percent share of borrowed funds. Ohio thrifts averaged a 73.76 percent share of deposits and a 17.13 percent share of borrowed funds. Versailles was absent intangible assets at June 30, 2009, compared to 0.35 percent for the comparable group, 0.79 percent for all thrifts, 0.54 percent for Midwest thrifts and 0.49 percent for Ohio thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 44, 45 and 46 and provide the detail of key income and expense items for Versailles in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 46, for the twelve months ended June 30, 2009, Versailles had a yield on average interest-earning assets lower than the comparable group and also higher than the three geographical categories. The Company’s yield on interest-earning assets was 5.33 percent compared to the comparable group at 5.89 percent, all thrifts at 6.75 percent, Midwest thrifts at 6.12 percent and Ohio thrifts at 6.05 percent.

The Company’s cost of funds for the twelve months ended June 30, 2009, was lower than the comparable group and the three geographical categories. Versailles had an average cost of interest-bearing liabilities of 2.97 percent compared to 3.20 percent for the comparable group, 3.88 percent for all thrifts, 3.67 percent for Midwest thrifts and 3.75 percent for Ohio thrifts. The Company’s lower yield on interest-earning assets combined with its lower interest cost, resulted in a lower net interest spread of 2.35 percent, modestly lower than the comparable group at 2.70 percent, and lower than all thrifts at 2.75 percent, Midwest thrifts at 2.67 percent and Ohio thrifts at 2.30 percent. Versailles demonstrated a net interest margin of 2.92 percent for the twelve months ended June 30, 2009, based on its ratio of net interest income to average interest-earning assets, which was slightly lower than the comparable group ratio of 2.99 percent. All thrifts averaged a higher 3.07 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 3.00 percent and Ohio thrifts at 2.97 percent.

Versailles’ major source of income is interest earnings, as is evidenced by the operations ratios presented in Exhibit 44. The Company made a $110,000 provision for loan losses during the twelve months ended June 30, 2009, representing 0.28 percent of average assets and reflecting the Company’s objective to increase its reserves for loan losses to total assets, nonperforming assets and classified assets. The comparable group indicated a provision Analysis of Financial Performance (cont.) representing a smaller 0.22 percent of assets, with all thrifts at 0.61 percent, Midwest thrifts at 0.78 percent and Ohio thrifts at 1.11 percent.

Analysis of Financial Performance (cont.)

The Company’s noninterest income was $(49,000) or (0.12) percent of average assets for the twelve months ended June 30, 2009, due to losses on securities of $54,000. Such net noninterest income ratio was significantly lower than the comparable group at 0.43 percent and all thrifts at 0.67 percent, Midwest thrifts at 0.63 percent and Ohio thrifts at 0.47 percent. For the twelve months ended June 30, 2009, Versailles’ operating expense ratio was 1.91 percent. The Company’s net operating expense ratio was lower than the comparable group at 2.49 percent, all thrifts at 2.70 percent, Midwest thrifts at 2.75 percent, and Ohio thrifts at 2.47 percent.

The overall impact of Versailles’ income and expense ratios is reflected in the Company’s net income and return on assets. For the twelve months ended June 30, 2009, the Company had an ROAA of 0.35 percent based on net income and a moderately higher ROAA of 0.61 percent based on core income, as indicated in Exhibit 7. For its most recent four quarters, the comparable group had a lower net ROAA of (0.09) percent and a lower core ROAA of 0.39 percent. All publicly-traded thrifts averaged a lower core net ROAA of 0.04 percent. Midwest thrifts averaged a lower (0.20) percent core ROAA, with Ohio thrifts indicating a core ROAA of (0.55) percent.

V.	MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Versailles with the comparable group. These adjustments will take into consideration such key items as earnings performance, market area, financial condition, asset, loan and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and from the Company, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the level of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the level of noninterest expenses.

As discussed earlier, the Company’s historical business philosophy has focused on increasing its net interest income and net income, reducing its balance of nonperforming assets, strengthening its level of interest sensitive assets relative to interest sensitive liabilities and thereby improving its sensitivity measure and its overall interest rate risk, maintaining an adequate level of general valuation allowances to reduce the impact of any unforeseen losses, and closely monitoring its overhead expenses. Following conversion, the Company’s objectives will continue to focus on increasing its net interest spread and net interest margin, increasing its net income, return on assets and return on equity, achieving and maintaining a low ratio of nonperforming and classified assets, increasing its level of interest sensitive assets relative to interest sensitive liabilities and monitoring overhead expenses.

Earnings Performance (cont.)

Earnings are often related to an institution’s ability to generate loans and/or to increase its loan portfolio through loan purchases and participations at favorable rates. The Company was a modest originator of mortgage loans and a small originator of nonmortgage loans in years 2008 and 2009, with an increase in mortgage loans in 2009. For the twelve months ended June 30, 2009, total loan originations were noticeably greater than in calendar 2008, with increases in all real estate loans categories and the largest single increase in the category of one- to four-family loans. During the twelve months ended June 30, 2009, the origination of one- to four-family loans exceeded that category of originations in 2008 by $4.5 million, with an increase of $2.4 million in the category of nonresidential mortgage loans. Construction loan originations increased by $531,000 in 2009 compared to 2008, and commercial loans increased by $142,000. Consumer loan originations decreased $313,000 in 2009. Overall, total loan originations during the twelve months ended June 30, 2009, exceeded calendar 2008 originations by $7.3 million or 62.2 percent.

For the twelve months ended June 30, 2009, one- to four-family loans, nonresidential real estate loans, construction loans, commercial loans and consumer loans represented 69.3 percent, 15.8 percent, 8.2 percent, 0.7 percent and 6.0 percent, respectively, of total loan originations. In comparison, during 2008, one- to four-family loans, nonresidential real estate loans, construction loans, commercial loans and consumer loans represented 73.9 percent, 4.9 percent, 8.8 percent, zero percent and 12.4 percent, respectively, of total loan originations.

Total mortgage and nonmortgage loan originations of $19.2 million in the twelve months ended June 30, 2009, offset by loan principal repayments and other adjustments of $16.0 million, resulted in an increase of $3.2 million in gross loans receivable in 2009, compared to 2008. In fiscal 2008, total loan originations of $11.8 million, offset by loan principal repayments and other adjustments of $13.1 million, resulted in a decrease of $1.3 million in gross loans receivable to $31.3 million at June 30, 2008.

Earnings Performance (cont.)

The impact of Versailles’ primary lending efforts has been to generate a yield on average interest-earning assets of 5.33 percent for the twelve months ended June 30, 2009, compared to a higher 5.89 percent for the comparable group, 6.05 percent for all thrifts and 6.12 percent for Midwest thrifts. The Company’s ratio of interest income to average assets was 5.17 percent for the twelve months ended June 30, 2009, which was also lower than the comparable group at 5.51 percent, and lower than all thrifts at 5.63 percent and Midwest thrifts at 5.64 percent.

Versailles’ 2.97 percent cost of interest-bearing liabilities for the twelve months ended June 30, 2009, was lower than the comparable group at 3.20 percent, all thrifts at 3.28 percent and Midwest thrifts at 3.45 percent. The Company’s resulting net interest spread of 2.35 percent for the twelve months ended June 30, 2009, was lower than the comparable group at 2.70 percent, all thrifts at 2.75 percent and Midwest thrifts at 2.67 percent. The Company’s net interest margin of 2.92 percent, based on average interest-earning assets for the twelve months ended June 30, 2009, was modestly lower than the comparable group at 2.99 percent and more noticeably lower than all thrifts at 3.07 percent and Midwest thrifts at 3.00 percent.

Including its $54,000 in losses on the sale of securities, the Company’s ratio of noninterest income to average assets was a negative 0.12 percent for the twelve months ended June 30, 2009, lower than the comparable group at 0.43 percent and more significantly lower than all thrifts at 0.67 percent and Midwest thrifts at 0.63 percent. The Company’s operating expenses were lower than those of the comparable group and also lower than all thrifts and Midwest thrifts. For the twelve months ended June 30, 2009, Versailles had an operating expenses to assets ratio of 1.91 percent compared to 2.49 percent for the comparable group, 2.70 percent for all thrifts and 2.75 percent for Midwest thrifts.

Earnings Performance (cont.)

For the twelve months ended June 30, 2009, Versailles generated lower noninterest income, lower noninterest expenses and a slightly lower net interest margin relative to its comparable group. As a result of its lower noninterest expenses, the Company’s net and core income were both higher than the comparable group for the twelve months ended June 30, 2009. Based on net earnings, the Company had a return on average assets of 0.35 percent in 2009. For the twelve months ended June 30, 2009, the comparable group had a lower net ROAA of (0.09) percent, while all thrifts indicated a lower (0.19) percent. The Company’s core or normalized earnings, as shown in Exhibit 7, were higher than its net earnings and resulted in a 0.61 percent core return on assets for the twelve months ended June 30, 2009. That core ROAA was also higher than the comparable group at 0.39 percent, and higher than all thrifts at 0.04 percent and Midwest thrifts at (0.20) percent.

Versailles’ earnings stream will continue to be dependent on both the overall trends in interest rates and also on trends in its noninterest income and overhead expenses. Noninterest income increased minimally from $4,000 in 2007 to $(49,000) in 2009, and overhead expenses increased a modest 3.9 percent to $761,000 in 2009 from $706,000 in 2007. The Company’s net interest margin, modestly lower than the comparable group, has been the result of its lower yield on assets only partially offset by its lower cost of funds. Versailles’ cost of interest-bearing liabilities is likely to experience only minimal change and fluctuation during the next few years, as fairly flat short term rates combine with an increase in certificates of deposit. With no upward pressure on lending rates, Versailles’ composite yield on interest-earning assets is likely to decrease somewhat, due to lower rates on loans currently, while mortgage loan yields will likely experience a modest decline. It is also likely that competition from financial institutions and credit unions will limit the Company’s ability to significantly increase rates on individual mortgage and nonmortgage loan products. Versailles’ success in achieving its objective to increase its overall net interest spread and net interest margin will relate to its ability to increase its shares of higher yielding loans, rather than by increasing rates on its loan products in the anticipated flat rate environment. During the next few years, a possible modest to moderate increase in the Company’s net interest spread and net interest margin will be dependent on Versailles’ marketing and cross-selling capability, as well as the demographic and economic characteristics and trends in its market area.

Earnings Performance (cont.)

It has also been recognized that Versailles’ current ROAA, in addition to being higher than that of its comparable group, has decreased slightly during the past three years while its net interest margin and net interest spread have also decreased since 2007. Versailles’ ROAA in 2009 was 56.0 percent lower than in 2007 and 45.3 percent lower than its three year 2007 to 2009 average. The Company’s ROAE has indicated a decline of 61.4 percent from 4.79 percent in 2007 to 1.85 percent in 2009. Following conversion, it is anticipated that the Company’s higher equity to assets ratio will result in further decreases in ROAE.

As previously discussed, the Company anticipates opening a new branch in late 2010, the objective of which is to increase its market share. The competitive environment for both loans and deposits in the Company’s generally stagnant market area will, nevertheless, partially limit Versailles’ ability to significantly increase its overall market share in the short term.

In recognition of the foregoing earnings related factors, with consideration to Versailles’ current performance measures during the past several years, no adjustment has been made to Versailles’ pro forma market value for earnings performance.

MARKET AREA

The primary component of the Company’s market area, Darke and Shelby Counties, has experienced minimal increases in population and households since 1990. Such a pattern is projected to continue from 2008 through 2013. Darke County indicated a lower per capita income and lower median household income than both Ohio and the United States, while Shelby County’s median house income was slightly above all other areas. In both 1990 and 2000, the median rent in Darke County was lower than Shelby County’s and Ohio’s median rent as well as the national average. In 1990 and 2000, Darke County’s and Shelby County’s median housing values were slightly lower than in Ohio and much lower than the United States median value.

Market Area (cont.)

Darke County has had similar unemployment rates compared to Ohio but higher than those of the United States, while Shelby County’s unemployment rates had been lower than other areas until 2007, but its present unemployment rate is now higher than all other areas. Finally, the market area is a competitive financial institution market dominated by banks with a June 30, 2008, total deposit base for banks and thrifts of $1.6 billion.

In recognition of the foregoing factors, we believe that a downward adjustment is warranted for the Company’s market area.

FINANCIAL CONDITION

The financial condition of Versailles is discussed in Section I and shown in Exhibits 1, 2, 5, 15, 16, 17 and 18, and is compared to the comparable group in Exhibits 43 and 44. The Company’s ratio of total equity to total assets was 18.09 percent at June 30, 2009, which was higher than the comparable group at 14.00 percent, all thrifts at 10.34, and Midwest thrifts at 9.86 percent. With a conversion at the midpoint, the Corporation’s pro forma equity to assets ratio will increase to approximately 25.1 percent, and the Company’s pro forma equity to assets ratio will increase to approximately 22.8 percent.

The Company’s mix of assets and liabilities indicates some areas of notable variation from its comparable group. Versailles had a higher 84.4 percent ratio of net loans to total assets at June 30, 2009, compared to the comparable group at 72.3 percent, while all thrifts had a ratio of 70.8 percent. The Company’s 10.4 percent share of cash and investments was slightly higher than the comparable group at 9.6 percent, but lower than all thrifts at 11.2 percent and Midwest thrifts at 12.3 percent; and Versailles’ 2.8 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 10.3 percent and lower than all thrifts at 11.3 percent and Midwest thrifts at 7.8 percent. The Company’s 60.3 percent ratio of deposits to total assets was lower than the comparable group at 71.6 percent, all thrifts at 70.4 percent and Midwest thrifts at 72.3 percent. Versailles’ 18.4 percent ratio of borrowed funds to assets was higher than the comparable group at 14.9 percent and higher than all thrifts at 18.1 percent and Midwest thrifts at 16.3 percent.

Versailles had no intangible assets and had no repossessed real estate, compared to ratios of 1.53 percent and 0.23 percent of intangible assets and repossessed real estate, respectively, for the comparable group. All thrifts had intangible assets of 0.77 percent and repossessed real estate of 0.61 percent. The financial condition of Versailles is significantly influenced by its $265,000 balance of nonperforming assets, equal to 0.65 percent of assets at June 30, 2009, compared to a higher 0.88 percent for the comparable group, 2.85 percent for all thrifts and 3.50 percent for Midwest thrifts. Historically, the Company’s dollar balance of nonperforming assets and its ratio of nonperforming assets to total assets have been similar to or lower than industry averages and have fluctuated only slightly recently. The Company’s ratio of nonperforming assets to total assets was 0.21 percent, 0.71 percent and 0.65 percent at June 30, 2007, 2008 and 2009, respectively.

Financial Condition (cont.)

At June 30, 2009, Versailles had $264,000 of allowances for loan losses, which represented 0.65 percent of assets and 0.76 percent of total loans. The comparable group indicated allowances equal to 0.58 percent of assets and a higher 0.75 percent of total loans. More significant, however, is an institution’s ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets could be charged off. Versailles’ $264,000 of allowances for loan losses, represented 99.6 percent of nonperforming assets at June 30, 2009, compared to the comparable group’s 108.35 percent, with all thrifts at 72.24 percent and Midwest thrifts at 50.20 percent. Versailles’ ratio of net charge-offs to average total loans was 0.03 percent for the twelve months ended June 30, 2009, lower that the 0.28 percent for the comparable group, lower than the 0.77 percent for all thrifts and 0.96 percent for Midwest thrifts. Those ratios are reflective of the Company’s maintenance of a modestly below average ratio of reserves to loans and higher ratio of reserves to nonperforming assets, due to lower levels of nonperforming assets in recent years and lower net charge-offs.

Historically and in recent periods, Versailles has been categorized by OTS as having minimal interest rate risk, as measured by its post-shock NPV ratio and sensitivity measure, primarily due to its higher ratio of equity to assets. At June 30, 2009, it was determined that the Company’s net portfolio value would decrease $1.5 million or a higher 18.0 percent if interest rates experienced an instantaneous increase of 200 basis points. Such interest rate risk is related in part to the Company’s higher share of fixed-rate mortgage loans, its lower balance of cash and shorter term investments.

Overall, with particular consideration to the Company’s equity position, asset quality, reserves coverage, and interest rate risk relative to the comparable group, we believe that a minimum upward adjustment is warranted for Versailles’ current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During the past five fiscal years, Versailles has been characterized by lower than average growth in assets and deposits relative to the comparable group, all thrifts and Midwest thrifts, combined with growth in loans moderately lower than the comparable group and lower than industry and regional averages. The Company’s average annual asset growth rate from 2005 to 2009, was 1.9 percent, compared to a much higher 7.9 percent for the comparable group, 9.8 percent for all thrifts and 7.2 percent for Midwest thrifts. Versailles’ asset growth rate is reflective primarily of its small average annual deposit growth rate and lower growth in loans for the same five year period. Versailles’ deposits indicate an average annual increase of 1.2 percent from 2005 to 2009. Annual deposit changes have ranged from a decrease of 3.3 percent in 2005 to an increase of 4.6 percent in 2008, compared to five year average growth rates of 7.2 percent for the comparable group, 8.8 percent for all thrifts and 6.6 percent for Midwest thrifts. The Company’s loans indicate an average annual increase of 2.6 percent from 2005 to 2009, from a low of a decrease of 4.0 percent in 2008 to a high of 10.1 percent in 2009, compared to average growth rates of 10.8 percent for the comparable group, 8.4 percent for all thrifts and 15.1 percent for Midwest thrifts.

The Company’s ability to maintain its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products and to maintain a high quality of service to its customers. Versailles’ single office serves the market area of Darke and Shelby Counties. The counties experienced minimal increases in population and households between 1990 and 2000, and those increases are projected to continue at approximately the same rate through 2013. Part of the Company’s market area also indicates per capita income and median household income lower than both Ohio and the United States, although Shelby County’s median household income is slightly above all other areas. The areas’s unemployment rates are higher than both Ohio and the United States.

The Company’s plans to open a new branch office in Versailles in 2010 will likely result in additional deposit growth and a somewhat greater market share, although Versailles’ market area will not be broadened by the branch location. Essentially, the Company will continue to

Asset, Loan and Deposit Growth (cont.)

be dependent on its current market area, with no immediate plans to expand beyond that market area, resulting in moderate asset growth as a result of its highly competitive operating environment. Versailles’ projections indicate approximately $4.2 million or a 17.1 percent average annual growth in deposits during the next three years, accompanied by an 8.3 percent annual increase in total assets, representing an average dollar increase of approximately $3.4 million. Total loans are projected to experience three year growth of approximately $5.8 million or 5.5 percent per year, with an increase in mortgage-backed securities of $1.5 million. Total equity is projected to increase by approximately $2.0 million, with borrowed funds decreasing by $5.5 million. Versailles’ market area and highly competitive operating environment, notwithstanding its new branch, are likely to continue to generate asset and deposit growth at a slower rate than has been the trend for the comparable group. Loan growth, if the Company’s objectives are realized, should be similar to that of the comparable group.

Based on these conditions, we have concluded that no adjustment to the Company’s pro forma value is warranted for anticipated asset, loan and deposit growth.

DIVIDEND PAYMENTS

Versailles has not committed to pay an initial cash dividend. The future payment of cash dividends will be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations. Seven of the ten institutions in the comparable group pay cash dividends for an average dividend yield of 3.67 percent.

Due to the fact that most of the comparable group are not paying dividends combined with the higher dividend yield for the comparable group, in our opinion, a downward adjustment to the pro forma market value is warranted at this time related to dividend payments.

SUBSCRIPTION INTEREST

In 2008 and to date in 2009, investors’ interest in new issues has declined, with subscription levels for the limited transactions generally low, although a recent issue in Hawaii received stronger support from the marketplace, due to its unique characteristics and favorable market of Hawaii. Overall, the recent unenthusiastic reaction of potential IPO investors, including savings institution depositors, appears generally to be related to a number of economic factors, including the financial performance and condition of thrift institutions, the weakness of the local economy, general market conditions, aftermarket price trends, the limited activity in merger/acquisition transactions in the thrift industry, weaker housing values and credit and funds pressure in the mortgage lending market with higher delinquencies, resulting in higher charge-offs and higher provisions for loan losses. With the number of offerings small, relative to 2000 through 2007, there appears to be limited demand for new financial institution issues, particularly the smaller offerings, and even some issues attracting more interest have posted smaller than expected price increases and, in some cases, price decreases in the aftermarket. As presented in Exhibit 34, although the seven full conversions between January 1, 2008, and August 19, 2009, posted an average gain of 8.81 percent in their share prices on the first day of trading, five of the seven conversions had increases of less than 0.5 percent. The seven full conversions indicated a similar percentage price change of 8.68 percent from their IPO date to August 19, 2009. Two of the three conversions completed in 2009 indicated no IPO increase on the first day of trading. The exception was Territorial Bancorp, Inc., Honolulu, Hawaii, which had a 49.9 percent IPO increase on the first day of trading on July 13, 2009, but a total return since the IPO date of a much lower 0.4 percent.

The Corporation will direct its initial subscription offering to depositors of the Company and to the tax-qualified employee stock ownership plan (ESOP). The ESOP intends to purchase 8 percent of the stock sold in the offering. If there is a subsequent community offering, residents of the local market will be given a preference. The board of directors and officers anticipate purchasing approximately $1,015,000 or approximately 20.3 percent of the stock offered to the public based on the appraised midpoint valuation.

Subscription Interest (cont.)

The Company has secured the services of Keefe Bruyette & Woods, Inc. (“KBW”) to assist in the marketing and sale of the conversion stock.

Based on the smaller size of the offering and its structure as a full conversion, recent market movement and current market and industry conditions, local market interest, the performance of Versailles, the terms of the offering and recent subscription levels and aftermarket performance of initial thrift offerings, we believe that a downward adjustment is warranted for the Corporation’s anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation’s public offering of $5.0 million will result in a market capitalization much smaller than the average $23.5 million market value of the comparable group and significantly smaller than the average of $95.0 million for Midwest thrifts. Of the ten institutions in the comparable group, all are traded on NASDAQ, indicating an average daily trading volume of 750 shares during the last four quarters. With 500,000 shares to be outstanding at the midpoint of the offering range, the Corporation will a have smaller number of shares outstanding than the comparable group, with an average of 2.3 million shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded thrift institutions, including previous IPOs, we have concluded that a downward adjustment to the Corporation’s pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

The president and chief executive officer of Versailles Savings is Douglas P. Ahlers, who is also a director. Mr. Ahlers joined the Company in 1991 and has served the Company as president and chief executive officer since 1994. Mr. Ahlers became a director of the Company in 1994. Prior to joining Versailles Savings, Mr. Ahlers served as a commercial loan officer at Fifth Third Bank for six years. Other senior officers include Cheryl B. Leach, executive vice president and chief financial officer and Jerome F. Bey, III, vice president and chief lending officer. Ms. Leach has served in her present position since 1992. Mr. Bey joined the Bank in 2009 as vice president and chief lending officer. Prior to joining Versailles Savings, Mr. Bey served as vice president of consumer lending at Second National Bank from 2000 to 2009

Overall, we believe the Company to be professionally, knowledgeably and efficiently managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry’s rise in problem assets and provision for loan losses, overall decline in thrift stock prices, and reduced interest in conversion offerings. Minimal merger/acquisition activity has also resulted in limited interest in financial institution stocks.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in current public offerings and, in our opinion, various characteristics of the Corporation’s transaction, as well as current market trends, cause us to conclude that such a discount is warranted for this offering. Consequently, at this time we have made a modest downward adjustment to the Corporation’s pro forma market value related to a new issue discount.

VI.	VALUATION METHODS

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have decreased in 2008 and 2009, even more emphasis has been placed on the price to book method. In determining the pro forma market value of Versailles Financial Corporation, primary emphasis has been placed on the price to book value method, with secondary focus on the price to core earnings method, recognizing the Corporation’s more stable earnings relative to the industry.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a maximum, as adjusted, being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the “midpoint value”.

In applying each of the valuation methods, consideration was given to the adjustments to the Company’s pro forma market value discussed in Section V. Downward adjustments were made for the Company’s liquidity of the stock, dividends, market area, subscription interest, and for the market of the issue. No adjustments were made for the Company’s earnings performance, asset, loan and deposit growth or management. An upward adjustment was made for the Company’s financial condition.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution’s financial condition, and does not give as much consideration to the institution’s long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution’s financial condition rather than earnings performance. This method, therefore, is sometimes considered less meaningful for institutions that provide a consistent earnings trend, but remains significant and reliable as a confirmational and correlative analysis to the price to earnings and price to assets approaches. It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value.

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 61.64 percent and 55.83 percent, respectively. The comparable group indicated a moderately wide range, from a low of 40.63 percent (Central Bancorp ) to a high of 106.81 percent (WVS Financial Corp.). The comparable group had slightly higher average and median price to tangible book value ratios of 62.66 percent and 61.95 percent, respectively, with a range of 42.39 percent at the low end (Central Bancorp, Inc.) to 98.13 percent at the high end (WVS Financial Corp.). Excluding the low and the high in the group, the price to book value range narrowed to a low of 47.79 percent and a high of 77.66 percent, and the range of price to tangible book value ratio narrowed to a low of 46.38 percent and a higher of 77.64 percent.

Taking into consideration all of the previously mentioned items in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 44.73 percent and a price to tangible book value ratio of 43.14 percent at the midpoint. The price to book value ratio increases from 40.40 percent at the minimum to 52.49 percent at the maximum, as adjusted, while the price to tangible book value ratio increases from 38.89 percent at the minimum to 50.83 percent at the maximum, as adjusted.

Price to Book Value Method (cont.)

The Corporation’s ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 25.07 percent compared to 10.19 percent for the comparable group. Based on the price to book value ratio and the Company’s total equity of $7,379,000 at June 30, 2009, the indicated pro forma market value of the Company using this approach is $5,000,000 at the midpoint (reference Exhibit 49).

PRICE TO CORE EARNINGS METHOD

The focal point of this method is the determination of the earnings base to be used and secondly, the determination of an appropriate price to earnings multiple. The recent earnings position of Versailles is displayed in Exhibit 3, indicating after tax net earnings for the twelve months ended June 30, 2009, of $138,000, and in Exhibit 7 indicating the derivation of the Company’s higher core or normalized earnings of $241,000 for that period. To arrive at the pro forma market value of the Corporation by means of the price to earnings method, we used the core earnings base of $241,000.

In determining the price to earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly-traded thrifts. The average price to core earnings multiple for the comparable group was 30.39, while the median was 15.26. The average price to net earnings multiple was 7.00, and the median multiple was 3.55. The comparable group’s price to core earnings multiple was higher than the average for all publicly-traded thrifts of 13.71, and higher than their median of 11.11. The range in the price to core earnings multiple for the comparable group was from a low of 9.04 (Wayne Savings Bancshares) to a high of 91.24 (First Keystone Financial, Inc.). The primary range in the price to core earnings multiple for the comparable group, excluding the high and low, was from a low price to earnings multiple of 10.83 to a high of 90.60 times earnings for eight of the ten institutions in the group.

Price to Core Earnings Method (cont.)

Consideration was given to the adjustments to the Corporation’s pro forma market value discussed in Section V. In recognition of these adjustments, we have determined a price to core earnings multiple of 23.94 at the midpoint, based on Versailles’ core earnings of $241,000 for twelve months ended June 30, 2009.

Based on the Company’s core earnings base of $241,000 (reference Exhibits 7 and 49), the pro forma market value of the Corporation using the price to core earnings method is $5,000,000 at the midpoint.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used due to the fact that it does not incorporate an institution’s equity position or earnings performance. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Exhibit 48 indicates that the average price to assets ratio for the comparable group was 5.88 percent and the median was 4.84 percent. The range in the price to assets ratios for the comparable group varied from a low of 2.34 percent (Central Bancorp) to a high of 11.88 percent (First Advantage Bancorp). It narrows just slightly with the elimination of the two extremes in the group to a low of 4.15 percent and a high of 7.92 percent.

Based on the adjustments made previously for Versailles, it is our opinion that an appropriate price to assets ratio for the Corporation is 11.21 percent at the midpoint, which ranges from a low of 9.67 percent at the minimum to 14.37 percent at the maximum, as adjusted.

Price to Assets Method (cont.)

Based on the Company’s June 30, 2009, asset base of $40,788,000, the indicated pro forma market value of the Corporation using the price to assets method is $5,000,000 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the valuation approaches. At the midpoint value, the price to book value ratio of 44.73 percent for the Corporation represents a discount of 27.44 percent relative to the comparable group and decreases to 14.85 percent at the super maximum. The price to core earnings multiple of 23.94 for the Corporation at the midpoint value indicates a discount of 21.24 percent, changing to a premium of 12.28 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 90.81 percent, changing to a premium of 144.56 percent at the super maximum, reflective of the Company’s higher equity position.

It is our opinion that as of August 19, 2009, the pro forma market value of the Corporation, is $5,000,000 at the midpoint, representing 500,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $4,250,000 or 425,000 shares at $10.00 per share to a maximum of $5,750,000 or 575,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, is $6,612,500 or 661,250 shares at $10.00 per share (reference Exhibits 51 to 54).

The appraised value of Versailles Financial Corporation as of August 19, 2009, is $5,000,000 at the midpoint.

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